Pricing supplement no. 26
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 18-I dated March 16, 2006

Registration Statement No. 333-130051
Dated March 31, 2006
Rule 424(b)(2)



| Structured Investments | **JPMorgan Chase & Co.**
$4,282,000
Return Enhanced Notes Linked to the S&P 500® Index due May 3, 2007 |

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 3, 2007†.
- Payment is linked to the S&P 500® Index as described below. You may lose some or all of your investment.
- The notes are designed for investors who seek an enhanced return on any appreciation of the S&P 500® Index up to a maximum return of 16% over the next 13 months. Investors should be willing to forego interest payments and be willing to lose some or all of their principal if the Index declines.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on March 31, 2006 and are expected to settle on or about April 5, 2006.

Key Terms

Index:	The S&P 500® Index (the "Index")
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the note of 16%. For example, if the Index Return is more than 8%, you will receive the Maximum Total Return on the note of 16%, which entitles you to the maximum payment of $1,160 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 2)]$$

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date, which was 1294.83.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	April 30, 2007†
Maturity Date:	May 3, 2007†

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 18-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 18-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$12.50	$987.50
Total	$4,282,000	$53,525	$4,228,475

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $12.50 per $1,000 principal amount note and will use a portion of those commissions to allow selling concessions to other dealers of $2.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-21 of the accompanying product supplement no. 18-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 31, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-I dated March 16, 2006. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 18-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 18-I dated March 16, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000662/e23401_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 16%, or $1,160 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 18-I.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 18-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an "open transaction" for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 18-I dated March 16, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 16%, regardless of the appreciation in the Index.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our credit worthiness.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1300 and reflect the Maximum Total Return on the notes of 16%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Annualized Return*
2340	80%	16%	14.68%
2080	60%	16%	14.68%
1820	40%	16%	14.68%
1560	20%	16%	14.68%
1430	10%	16%	14.68%
1404	8%	16%	14.68%
1365	5%	10%	9.20%
1339	3%	6%	5.53%
1300	0%	0%	00.00%
1170	-10%	-10%	-9.27%
1040	-20%	-20%	-18.61%
910	-30%	-30%	-28.05%
780	-40%	-40%	-37.60%
650	-50%	-50%	-47.26%
520	-60%	-60%	-57.08%
390	-70%	-70%	-67.09%
260	-80%	-80%	-77.36%
130	-90%	-90%	-88.06%
0	-100%	-100%	-100.00%

*compounded on an annualized basis

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 1300 to an Ending Index Level of 1365.
Because the Ending Index Level of 1365 is greater than the Initial Index Level of 1300 and the Index Return of 5%

multiplied by 2 does not exceed the Maximum Total Return of 16%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x (5% x 2)) = $1,100

Example 2: The level of the Index decreases from an Initial Index Level of 1300 to an Ending Index Level of 1040.
Because the Ending Index Level of 1040 is less than the Initial Index Level of 1300, the Index Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 x ($1,000 x -20%) = $800

Example 3: The level of the Index increases from an Initial Index Level of 1300 to an Ending Index Level of 1560.
Because the Index Return of 20% multiplied by 2 exceeds the Maximum Total Return of 16%, the investor receives a payment at maturity of $1,160 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 1, 2001 through March 24, 2006. The Index closing level on March 30, 2006 was 1300.25. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

